SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2022

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL
Corporate Taxpayer ID (CNPJ/ME) 76.483.817/0001-20 - Company Registry (NIRE) 41300036535 - CVM Registration
B3 (CPLE3, CPLE5, CPLE6, CPLE11)
NYSE (ELP)
LATIBEX (XCOP, XCOPO, XCOPU)

Study for the Full Renewal of HPPs Concessions
and eventual Public Offering of Primary Distribution of Shares aiming at the payment of Grant

COPEL (“Company”), a company that generates, transmits, distributes and trades energy, informs its shareholders and the market in general that the Board of Directors, at a meeting held on this date, approved the conduction of a study to (1) enable the full renewal of the Concessions of the Hydroelectric Power Plants (“HPPs”) Governador Bento Munhoz da Rocha Netto (“Foz do Areia”), Governador Ney Braga (“Segredo”), and Governador José Richa (“Salto Caxias”) for 30 years; and (2) analyze fundraising alternatives for the payment of the respective granting bonuses (“Granting Bonus”), in order to optimize the Company's capital structure, including a possible public offering of primary distribution of shares and/or Units of its issuance, pursuant to CVM Resolution Nº 160, of July 13, 2022 (“Potential Offer”).

The main premise of the full renewal of concessions is the intention of the controlling shareholder to transform COPEL into a company with dispersed capital and no controlling shareholder (“Corporation”), through a secondary public offering of shares and/or Units issued by the Company, as informed in Material Fact 06/22, which would allow, under the terms of Law 9,074/95, the maintenance of 100% of the Company's interest in the respective HPPs, which have a total installed generation capacity of 4,176 MW, of which Foz do Areia 1,676 MW (concession expires on 12.21.24), Segredo 1,260 MW (expires on 09.25.32) and Salto Caxias 1,240 MW (expires on 03.20.33).

The Company will begin the process of selecting and hiring specialized advisors to assist in studies for the full renewal of concessions and eventual structuring and implementation of the Potential Offer.

It should be noted that the definition or approval of the effective realization of the Potential Offer, or its terms and conditions, will depend on the result of the study to be prepared by the Company and its advisors. In addition, the Potential Offer will also be subject to obtaining the necessary approvals, including the applicable corporate approvals, favorable macroeconomic and market conditions, the interest of investors in participating, the execution of definitive agreements, the procedures inherent to the performance of public offerings pursuant to current regulations, among other factors beyond the control of the Company.

This Material Fact is merely informative and should not, under any circumstances, be interpreted as an announcement, nor constitute, of public offering of any securities issued by the Company in Brazil, in the United States of America or in any other jurisdiction.

Curitiba, December 21, 2022.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or +55 41 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date December 21, 2022

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.